

16012462

ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market St. 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Revere Securities LLC ,as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



GREGORY SCOTT WILDEMAN
Notary Public - State of New York
NO. 01WI6243656
Qualified in New York County
My Commission Expires 6/20/19

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Under Rule 15c3-1 of the SEC and Regulation 1.17 of the CFTC).
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholder of
Revere Securities, LLC

We have audited the accompanying statement of financial condition of Revere Securities, LLC (the "***Company***"), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Revere Securities, LLC, as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 29, 2016

REVERE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Current assets:		
Cash and cash equivalents	$	1,579
Receivables from clearing brokers		224,069
Other receivables		8,561
Securities, owned at fair value		26,696
Prepaid expenses and other current assets		41,128
Total current assets		302,033
Furniture and equipment, net of accumulated depreciation		18,131
Other assets:		
Deposit accounts with clearing brokers		314,789
Security deposits		39,750
Total other assets		354,539
Total assets	**$**	**674,703**
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$	68,973
Commissions payable		119,907
Due to affiliates		54,607
Total liabilities		243,487
Member's equity:		
Member's equity		431,216
Total member's equity		431,216
Total liabilities and member's equity	**$**	**674,703**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities LLC (the "Company"), a wholly owned subsidiary of Revere Investment Holdings LLC ("Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is organized in Delaware and is headquartered in New York City with offices in Florida, Massachusetts, and Ohio.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States. All customer transactions are cleared on a fully disclosed basis through independent clearing firms. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule. In addition, the Company is also exempt from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, for private placements.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

Holding's liability is limited to the amount of its investment in the Company. The liability of Holdings for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits.

Securities, owned at fair value

Securities are recorded on the trade date as if they have settled.

Revenue Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The difference between trade-date basis and settlement-date basis was immaterial for 2015. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line methods over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is a wholly owned subsidiary of Holdings, and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into Holdings for the tax year 2015. Holdings has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statement.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2015, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for years 2012 and 2013 are open for examination by federal, state and local income tax authorities. For 2014, the Company's parent, Holdings filed a consolidated tax return that included the Company. Those returns are open for examination by the federal, state, and local income tax authorities.

3. Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants,

the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015:

Assets at Fair Value as of December 31, 2015

	Level 1	*Level 2*	*Level 3*	*Total*
Equities	$ 26,696	$ -	$ -	$ 26,696
Total assets at fair value	$ 26,696	$ -	$ -	$ 26,696

4. Furniture and Equipment

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	50,753
		81,603
Less: Accumulated Depreciation		63,472
		$18,131

5. Due to Affiliates

Due to affiliates represents the balance in the intercompany accounts at the end of the year and amounts due to a member in Holdings. During the year, the Company and its affiliates share various expenses such as rent, employees, regulatory and compliance fees, and charge each other for their respective share of such costs (See Note 7). At December 31, 2015, the Company owed its affiliate and a member in Holdings a total of $54,607.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions,

and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2015.

7. Related Parties

During 2015, the Company charged premiums to Revere Capital Advisors LLC ("RCA") for errors and omissions coverage.

RCA provides advisory services to the Company for which the Company is charged an agreed-upon fee.

The Company records a management fee from Revere Wealth Management LLC ("RWM"), another wholly owned subsidiary of Holdings. The Company incurs and pays costs for RWM and earns a management fee from RWM.

8. Indemnifications, Commitment and Contingencies

Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2015

Operating Lease

The Company is obligated under operating leases for office space in Boca Raton, FL which expires on November 30, 2018, Riverhead, NY which expires on June 30, 2016, New York, NY which expires on December 31, 2016, and in Boston, MA, which expires on May 31, 2018. Future minimum lease payments for noncancelable leases at December 31, 2015 are as follows:

	Minimum Lease Payment
2016	$289,769
2017	$121,520
2018	$68,809
Total	$480,098

Regulatory Matters

In the ordinary course of business, the Company is subject to inquiries from certain regulators. During 2013, the Company was examined by FINRA, however a final examination letter has not yet been issued. Although the ultimate outcome of the foregoing regulatory examination cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material impact on the Company's financial condition.

Other Matters

An associate of a relative of a former employee has alleged that a current employee assisted in a theft orchestrated by the relative of the former employee. The plaintiff alleges that the Company is vicariously liable as the alleged scheme involved the use of Revere's offices and documents. The Company's legal counsel has indicated that the Company has substantial legal and factual defenses to the claims asserted against it. The ultimate resolution of this matter is unknown.

A former customer has alleged that a registered representative of Revere Securities engaged in excessive, unsuitable and inappropriate transactions. The arbitration was filed at the end of December, and it is too early to determine the nature and extent of the damage or evaluate any possible outcomes for the case.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company is also required to compute its net capital pursuant to regulation 1.17 of the Commodity Future Trading Commission.

As of December 31, 2015 the Company had net capital of $328,203, which was $228,203 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was .74 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by two other broker-dealers, Sterne Agee Clearing Inc. ("Sterne Agee"), and Convergex Executions Solutions LLC ("Convergex"), in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2015, substantially all the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from two clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2017. The Company is currently evaluating the potential impact of adopting this accounting standard update.

12. Subsequent Events

Subsequent events for the Company have been evaluated through the date when the financial statement was available for issue. The Company terminated its clearing relationship with Convergex effective February 1, 2016. All amounts between Convergex and the Company have been settled as of the date of this statement. No other events or transactions have occurred or are pending that would have a material effect on the financial statement at December 31, 2015.